EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

At December 31, 2004, the Company had five directly wholly owned subsidiaries:

Morton Metalcraft Co., an Illinois corporation
Morton Metalcraft Co., of North Carolina, a North Carolina corporation
B & W Metal Fabricators, Inc., a North Carolina corporation
Mid-Central Plastics, Inc., an Iowa corporation (operations sold June, 2003)
Morton Metalcraft Co. of South Carolina, a South Carolina corporation